UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-13283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION
FOUR RADNOR CORPORATE CENTER, SUITE 200
100 MATSONFORD ROAD
RADNOR, PA 19087

PENN VIRGINIA CORPORATION
AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment	14

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Penn Virginia Corporation and Affiliated Companies
Employees’ 401(k) Plan
Radnor, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment as of and for the year ended December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

West Chester, Pennsylvania
June 24, 2010

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

ASSETS
Investments, at fair value
Common stock	$15,097,886	$15,788,021
Registered investment company mutual funds	21,302,906	14,270,765
Common/collective funds	4,094,783	3,517,492
Participant loans receivable	507,119	410,571
TOTAL INVESTMENTS	41,002,694	33,986,849
Receivables
Employer contributions	674,332	460,420

TOTAL ASSETS AND NET ASSETS
AVAILABLE FOR BENEFITS, at fair
value	41,677,026	34,447,269

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	10,296	139,817

NET ASSETS AVAILABLE FOR
BENEFITS	$41,687,322	$34,587,086

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2009 and 2008

	2009	2008

ADDITIONS TO NET ASSETS
Investment income (loss)
Interest and dividends	$517,440	$716,770
Net appreciation (depreciation) in fair value of
investments	3,160,110	(17,135,568)
Realized loss on the sale of investments	(422,933)	(175,094)
TOTAL INVESTMENT INCOME (LOSS)	3,254,617	(16,593,892)
Contributions
Employer	2,322,167	1,698,159
Employee	2,744,943	2,526,195
TOTAL CONTRIBUTIONS	5,067,110	4,224,354
Other activity	6,229	-

TOTAL ADDITIONS (NEGATIVE
ADDITIONS)	8,327,956	(12,369,538)

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	1,227,720	563,047
Administrative fees	-	3,166
TOTAL DEDUCTIONS	1,227,720	566,213

NET INCREASE (DECREASE) IN NET
ASSETS	7,100,236	(12,935,751)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	34,587,086	47,522,837

END OF YEAR	$41,687,322	$34,587,086

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Valuation of Investments - The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Penn Virginia Corporation and Affiliated Companies (the “Company”) stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).  Participant loans are valued at cost which approximates fair value.

Investment Contracts - Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust.  Contract value for this collective trust is based on the net asset value of the fund as reported by Vanguard Fiduciary Trust Company, the trustee (“VFTC”).  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis.  Purchases and sales of investments are recorded based on the trade date.  Investment income is recorded as earned.  Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date.  Expenses are recorded as incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Plan Expenses - For the years ended December 31, 2009 and 2008, the Company paid expenses of the Plan in addition to the expenses paid from the participants’ individual accounts.

General Description of the Plan

A general description of the Plan follows.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan.  Employees of the Company are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7.  The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions - Participants are able to contribute up to the lesser of $16,500 or 50% of their annual compensation.  The employer matching contributions equaled 100% of the employees’ elective deferral contribution up to 6% of compensation up to $245,000.  In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500.  Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participation - Employees are eligible to participate in the Plan immediately upon hire.  Employees are eligible to receive an employer matching contribution immediately upon hire effective January 1, 2009.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings.  Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website.  Fund transfers and investment election changes may be elected daily.  A participant may stop, start, or change his/her 401(k) salary deferral rate at will.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

Plan Loans - Active employees may elect to take loans from the Plan at any given time.

As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence.  Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting - Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

Payment of Benefits - A participant may receive 100% of his/her account balance at termination of employment.  In the event of a “qualified emergency,” an active employee may elect a withdrawal from his/her elective deferral contributions.

Voting Rights - Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in his/her account in the trust with respect to all corporate matters upon which the Company’s shareholders are entitled or permitted to vote.  Each participant has one vote for each share of stock credited to his account.

Plan Termination - The Plan may be terminated at any time by the Company.  In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

Date of Management’s Review

Management has evaluated subsequent events through June 24, 2010, the date which the financial statements were available to be issued.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company’s Board of Directors.  The Board of Directors of the Company appointed PNC Bank, N.A. as trustee of the Plan.  The Company pays all administrative and recordkeeping costs associated with operating the Plan.  Investment management fees charged by each mutual fund are netted against returns.  Investment management fees charged by the PNC Investment Contract Fund (which is a collective investment fund) are charged to those participants with balances in those funds.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated March 14, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D	INVESTMENTS

The following presents investments which represent 5% or more of the Plan’s net assets:
	2009		2008

PNC Investment Contract Fund, 1,275,028 shares (2009) and 1,160,977 shares (2008)	$4,105,079	*	$3,657,309	*

Penn Virginia Corporation common stock, 709,154 shares (2009) and 607,699 shares (2008)	$15,097,886		$15,788,021

Federated Total Return Bond, 373,044 shares (2009) and 338,153 shares (2008)	$4,054,984		$3,442,402

*Represents contract value, which differs from fair value.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE E	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits.  The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair value measurement accounting literature establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value.  This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.  Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2009:
	Level 1	Level 2	Level 3

Shares of registered
investment companies	$21,302,906	$-	$-
Employer securities	15,097,886	-	-
Common collective trust	-	4,094,783	-
Participant loans receivable	-	-	507,119

	$36,400,792	$4,094,783	$507,119

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2008:
	Level 1	Level 2	Level 3

Shares of registered
investment companies	$14,270,765	$-	$-
Employer securities	15,788,021	-	-
Common collective trust	-	3,517,492	-
Participant loans receivable	-	-	410,571

	$30,058,786	$3,517,492	$410,571

Investments in shares of registered investment companies, employer securities and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs and, therefore, is measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy using the income approach.

The fair value of participant loans receivable was derived using a discounted cash flow model with inputs derived from unobservable market data.  The participant loans receivable are included at their carrying values in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Level 3 Assets
	Participant Loans Receivable
	2009	2008

BALANCE AT BEGINNING OF YEAR	$410,571	$308,736
Issuances, repayments and
settlements, net	96,548	101,835

BALANCE AT END OF YEAR	$507,119	$410,571

NOTE F	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500:

For the year ended December 31, 2009:
	Employer	Employee

Total contributions per financial statements	$2,322,167	$2,744,943
Add 2008 contributions receivable	460,420	-
Less 2009 contributions receivable	(674,332)	-

TOTAL CONTRIBUTIONS
PER FORM 5500	$2,108,255	$2,744,943

For the year ended December 31, 2008:
	Employer	Employee

Total contributions per financial statements	$1,698,159	$2,526,195
Add 2007 contributions receivable	376,032	-
Less 2008 contributions receivable	(460,420)	-

TOTAL CONTRIBUTIONS
PER FORM 5500	$1,613,771	$2,526,195

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

The following is a reconciliation of the net appreciation (depreciation) in fair value of investments and realized gain (loss) on the sale of investments per the financial statements to the Form 5500:

For the year ended December 31, 2009:
	Net	Realized
	Appreciation	Gain (Loss)
	in Fair Value	on the Sale
	of Investments	of Investments

Total per financial statements	$3,160,110	$(422,933)
Difference between the method used
in the Form 5500 to calculate realized
gain (loss) on investments and the
method used in the financial statements	(581,329)	581,329

TOTAL PER FORM 5500	$2,578,781	$158,396

For the year ended December 31, 2008:
	Net	Realized
	Depreciation	Loss on
	in Fair Value	the Sale of
	of Investments	Investments

Total per financial statements	$(17,135,568)	$(175,094)
Difference between the method used
in the Form 5500 to calculate realized
gain (loss) on investments and the
method used in the financial statements	-	-

TOTAL PER FORM 5500	$(17,135,568)	$(175,094)

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

The following is a reconciliation of the value of common/collective funds per the financial statements to the Form 5500:
	2009	2008

Total per financial statements	$4,094,783	$3,517,492
Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	10,296	139,817

TOTAL PER FORM 5500	$4,105,079	$3,657,309

NOTE G	PLAN AMENDMENTS

Effective January 1, 2009, the Plan has been amended so that a participant shall be eligible to receive a matching contribution as of the first day of any payroll period, provided that such participant is then making elective deferral contributions to the Plan.  In addition, compensation includes all amounts treated as wages for federal income tax purposes, including overtime pay and bonuses.

NOTE H	PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the Trustee, and, therefore, all transactions involving these investments qualify as party-in-interest transactions.  The Plan also invests in shares of common stock of the Penn Virginia Corporation, and all transactions involving shares of the Penn Virginia Corporation also qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES’ 401(k) PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT
Year Ended December 31, 2009

Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1184320, Plan 001

			Current
Shares	Description	Cost	Value

709,154	Penn Virginia Corporation Stock	$8,331,314	$15,097,886
61,670	American Beacon Lg Cap Value	1,138,734	1,005,217
98,089	Federated Mid-Cap Index	1,857,779	1,728,789
373,044	Federated Total Return Bond	3,958,027	4,054,984
50,104	Fidelity Advisor Value Strat	1,223,581	1,030,147
112,752	Fidelity Advisor Div. Int’l	2,049,502	1,657,456
36,168	Fidelity Spartan US Equity Index	1,461,277	1,426,091
17,245	Janus Overseas Class S	609,093	732,574
125,236	MFS MA Investors Growth Stock	1,512,818	1,681,921
132,883	Royce Low Price Stock	1,865,979	1,867,002
82,021	T Rowe Ret. 2010 R	1,182,085	1,135,164
89,971	T Rowe Ret. 2020 R	1,350,156	1,299,180
96,650	T Rowe Ret. 2030 R	1,596,206	1,447,817
30,245	T Rowe Ret. 2040 R	465,067	454,279
63,254	T Rowe Growth Stock R	1,701,532	1,714,820
4,918	T Rowe Ret. 2050 R	34,571	41,410
2,134	T Rowe Ret. Income R	24,448	26,055
1,275,028	PNC Investment Contract Fund	3,734,406	4,105,079
166	Penn Virginia 401k Slf	166	166
N/A	Participant loans, 5% to 8%	506,953	506,953

			$41,012,990

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN
Date: June 28, 2010

By:	/s/ Frank A. Pici
Frank A. Pici Executive Vice President and Chief Financial Officer, Penn Virginia Corporation Plan Administrative Committee Member

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm